UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10579

TELEFÓNICA CHILE S.A.
(Exact name of registrant as specified in its charter)

Address: Avenida Providencia 111 Santiago, Chile Telephone Number: +011 (562) 691-2020
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, as evidenced by American Depositary Receipts, each representing four shares of Series A Common Stock Series A Common Stock, no par value
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(c)	□
Rule 12h-6(b)	□	Rule 12h-6(h)	□

In this Form 15F, the term the “Company” or “Telefónica Chile” refers to Telefónica Chile S.A. (formerly, Compañía de Telecomunicaciones de Chile S.A.).

In this Form 15F, the term “Series A Common Stock” refers to Series A Common Stock without par value of the Company, the term “ADSs” refers to American depositary shares each representing four shares of Series A Common Stock and evidenced by American depositary receipts (“ADRs”) and the term “Series B Common Stock” refers to Series B Common Stock without par value of the Company.

In this Form 15F, the term “SEC” or “Commission” refers to the United States Securities and Exchange Commission.

Part I

Item 1.  Exchange Act Reporting History

The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) on July 26, 1990 when its ADSs were listed on the New York Stock Exchange (“NYSE”).

Telefónica Chile has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form.  Telefónica Chile has filed annual reports under section 13(a) on Form 20-F for each year since its listing.

Item 2.  Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) pursuant to the Registration Statement on Form F-3 (Registration No. 333-08828), filed with the Securities and Exchange Commission on June 1, 1998, relating to the registration of ADSs.

Telefónica Chile does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3.  Foreign Listing and Primary Trading Market

The Company’s share capital consists of two series of common stock: Series A Common Stock and Series B Common Stock.  Currently, the primary trading market for the Series A Common Stock and Series B Common Stock is the Chilean Stock Exchanges. The Company’s common stock was initially listed on the Chilean Stock Exchanges on July 12, 1946. On July 29, 1988 the Company’s share capital was divided into two series, the Series A Common Stock and the Series B Common Stock, which were both listed on the Chilean Stock Exchanges on such date. The Company’s Series B Common Stock has been exclusively listed on the Chilean Stock Exchange since that time. The Company’s Series A Common Stock was initially listed on the NYSE, in the form of ADRs evidencing ADSs, on July 26, 1990. The Company has maintained the Chilean listing of its Series A Common Stock since that time and the Company maintained the NYSE listing of its Series A Common Stock, in the form of ADRs evidencing ADSs, until February 19, 2009, as described below.

On January 15, 2009, Telefónica S.A., the Company’s controlling shareholder, completed its tender offer for Telefónica Chile’s Series A Common Stock (including Series A Common Stock held as ADSs) and Series B Common Stock, significantly decreasing the number of shares of Telefónica Chile common stock actively traded on both the Chilean Stock Exchanges and the NYSE.  On February 9, 2009, Telefónica Chile applied for delisting of its ADSs from the NYSE pursuant to a Form 25 filed with the SEC.  The delisting became effective on February 19, 2009.  Concurrently, the Company notified Citibank, N.A., the Company’s depositary (the “Depositary”) issuing ADRs, of its intention to terminate its ADS facility, and on February 6, 2009 the Depositary issued a notice of such termination to all holders of Telefónica Chile ADSs.  The termination of Telefónica Chile’s ADS facility was effective on May 7, 2009 and the remaining shares of Series A Common Stock held under the Deposit Agreement between Telefónica Chile and the Depositary as of July 7, 2009 were sold by the Depositary on the Chilean Stock Exchanges.

Since February 19, 2009, the date that Telefónica Chile’s Series A Common Stock was delisted from the NYSE, the primary trading market for Telefónica Chile’s Series A Common Stock has been the Chilean Stock Exchanges. The percentage of trading in the Series A Common Stock that occurred on the Chilean Stock Exchanges from February 19, 2008 to February 18, 2009 was 83.2% with all other trading in Series A Common Stock during such period occuring on the NYSE in the form of ADRs. Since February 19, 2009, 100% of trading in Series A Common Stock has occurred on the Chilean Stock Exchanges.

Item 4.  Comparative Trading Volume Data

Not applicable.

Item 5.  Alternative Record Holder Information

As of August 12, 2009, there were 13 record holders of the Company’s Series A Common Stock who are United States residents.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

Pursuant to Rule 12h-6(h), the Company published a notice of its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both, by means of a press release issued on January 29, 2009 that was diseminated through various wire services.  On that date, such notice was posted on Telefónica Chile’s website (www.telefonicachile.cl) and was submitted on Form 6-K to the SEC on January 30, 2009.  In addition, Telefónica S.A. had previously disclosed in its Schedule TOs filed with the SEC on September 17, 2008 and December 2, 2008, and in subsequent amendments thereto, that it had plans for Telefónica Chile to terminate the registration under the Exchange Act of Telefónica Chile’s Series A Common Stock as and when permitted by applicable law and regulation upon the successful consummation of the tender offers.  Such Schedule TOs were disseminated to all Telefónica Chile shareholders by mail in September and December 2008.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Company’s internet website at www.telefonicachile.cl.

Part III

Item 10.  Exhibits

Not applicable.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.
The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Telefónica Chile S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Telefónica Chile S.A. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TELEFÓNICA CHILE S.A.
By:	/s/ Isabel Margarita Bravo
	Name:	Isabel Margarita Bravo
	Title:	Principal Financial Officer

Date:     August 17, 2009